UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company (Issuer))

EUCALYPTUS ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

including associated preferred stock purchase rights

(Title of Class of Securities)

49720P506

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$46,512,495	$1,828

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $1.12 per share by the sum of (x) the 40,120,231 shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc. issued and outstanding as of May 23, 2008, and (y) the 1,408,782 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options and other rights to purchase Shares that are currently outstanding and exercisable and have a per share exercise price of less than $1.12.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Blackbaud, Inc., a Delaware corporation (“Parent”) and Eucalyptus Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc., a Delaware corporation (the “Company”), at a price of $1.12 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	The name of the subject company is Kintera, Inc. Its principal executive office is located at 9605 Scranton Road, Suite 200, San Diego, California 92121 and its telephone number is (858) 795-3000.

(b)	This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. As of May 23, 2008, there were 40,120,231 Shares issued and outstanding.

(c)	The information set forth in Section 6—”Price Range of the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

(a)–(c)	This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9—”Certain Information Concerning Parent, Purchaser and their Affiliates” in the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)	The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 1, 2, 3, 4, 5, 7, 9, 12, 13 and 17—”Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration,” “Certain Information Concerning Parent, Purchaser and Their Affiliates,” “Purpose of the Offer; Plans for the Company,” “Transaction Documents” and “Appraisal Rights” in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)–(b)	The information set forth in Sections 8, 9, 11 and 12—”Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a),(c)(1)–(7)	The information set forth in Sections 6, 7, 11, 12, 14 and 15—”Price Range of the Shares,” “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company,” “Dividends and Distributions” and “Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d)	The information set forth in Section 10—”Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest In Securities of the Subject Company

(a), (b)	The information set forth in the Introduction and Sections 8, 9, 11 and 12—”Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in Sections 11, 12 and 18—”Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company” and “Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1)	The information set forth in Schedule I and Sections 9, 11 and 12—“Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase are incorporated herein by reference.

(a)(2)-(4)	The information set forth in Sections 7 and 16—“Effect of the Offer on the Market for the Company’s Shares, Nasdaq Delisting; Exchange Act Deregistration” and “Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase are incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Material to be Filed as Exhibits

(a)(1)(A)	Offer to Purchase, dated June 9, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of summary advertisement, published June 9, 2008 in The New York Times.

(a)(1)(H)	Press release issued by Parent dated May 29, 2008 and script to Parent’s conference call held on May 29, 2008 (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(I)	Frequently Asked Questions, dated May 30, 2008, distributed by the President and Chief Executive Officer of Company to its employees (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(J)	Letter to Company Fundware VAR partners from Chief Executive Officer of Company and President and Chief Executive Officer of Parent (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(K)	Letter to Company VAR partners from the Chief Executive Officer of Company and President and Chief Executive Officer of Parent (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(L)	Current Report on Form 8-K regarding the entry into an Agreement and Plan of Merger by Parent, Purchaser, and Company dated May 29, 2008, filed by Parent on May 30, 2008.

(a)(1)(M)	Email to Parent employees from President and Chief Executive Officer of Parent (incorporated by reference to the Schedule TO-C filed by Parent on June 2, 2008).

(a)(1)(N)	Email distributed by the Chief Executive Officer of Company to Company employees and attached letter from the President and Chief Executive Officer of Parent, dated May 30, 2008 (incorporated by reference to the Schedule TO-C filed by Parent on June 2, 2008).

(b)(1)	Amended and Restated Credit Agreement dated as of July 25, 2007 by and among Parent, as Borrower, the Lenders, and Wachovia Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and Wachovia Capital Markets, LLC as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Parent on July 31, 2007).

(b)(2)	Amended and Restated Guaranty Agreement dated as of July 25, 2007 by and among certain subsidiaries of Parent, as Guarantors, in favor of Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K filed by Parent on July 31, 2007).

(b)(3)	Pledge Agreement dated as of July 25, 2007 by and among Parent, its subsidiaries in favor of Wachovia Bank, National Association, as Administrative Agent for the ratable benefit of itself and the Lenders (incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K filed by Parent on July 31, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of May 29, 2008, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Parent on May 30, 2008).

(d)(2)	Tender and Support Agreement, dated as of May 29, 2008, by and among Parent, each director and officer of the Company and certain stockholders of the Company (incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K filed by Parent on May 30, 2008).

(d)(3)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Scott Crowder.

(d)(4)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Richard Davidson.

(d)(5)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Alex Fitzpatrick.

(d)(6)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Jeff Kuligowski.

(d)(7)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Richard LaBarbera.

(d)(8)	Mutual Nondisclosure Agreement, dated as of February 7, 2008, by and between Parent and the Company.

(d)(9)	Addendum to Mutual Non-Disclosure Agreement, dated as of April 29, 2008, by and between Parent and the Company.

(d)(10)	Indication of interest letter, dated as of May 20, 2008, from Parent to the Company.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008

ECUALYPTUS ACQUISITION CORPORATION

By:	/s/ Timothy V. Williams
Name:	Timothy V. Williams
Title:	Treasurer, Chief Financial Officer and Secretary

BLACKBAUD, INC.

By:	/s/ Timothy V. Williams
Name:	Timothy V. Williams
Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 9, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of summary advertisement, published June 9, 2008 in The New York Times.

(a)(1)(H)	Press release issued by Parent dated May 29, 2008 and script to Parent’s conference call held on May 29, 2008 (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(I)	Frequently Asked Questions, dated May 30, 2008, distributed by the President and Chief Executive Officer of Company to its employees (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(J)	Letter to Company Fundware VAR partners from Chief Executive Officer of Company and President and Chief Executive Officer of Parent (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(K)	Letter to Company VAR partners from the Chief Executive Officer of Company and President and Chief Executive Officer of Parent (incorporated by reference to the Schedule TO-C filed by Parent on May 30, 2008).

(a)(1)(L)	Current Report on Form 8-K regarding the entry into an Agreement and Plan of Merger by Parent, Purchaser, and Company dated May 29, 2008, filed by Parent on May 30, 2008.

(a)(1)(M)	Email to Parent employees from President and Chief Executive Officer of Parent (incorporated by reference to the Schedule TO-C filed by Parent on June 2, 2008).

(a)(1)(N)	Email distributed by the Chief Executive Officer of Company to Company employees and attached letter from the President and Chief Executive Officer of Parent, dated May 30, 2008 (incorporated by reference to the Schedule TO-C filed by Parent on June 2, 2008).

(b)(1)	Amended and Restated Credit Agreement dated as of July 25, 2007 by and among Parent, as Borrower, the Lenders, and Wachovia Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and Wachovia Capital Markets, LLC as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Parent on July 31, 2007).

(b)(2)	Amended and Restated Guaranty Agreement dated as of July 25, 2007 by and among certain subsidiaries of Parent, as Guarantors, in favor of Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K filed by Parent on July 31, 2007).

(b)(3)	Pledge Agreement dated as of July 25, 2007 by and among Parent, its subsidiaries in favor of Wachovia Bank, National Association, as Administrative Agent for the ratable benefit of itself and the Lenders (incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K filed by Parent on July 31, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of May 29, 2008, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Parent on May 30, 2008).

(d)(2)	Tender and Support Agreement, dated as of May 29, 2008, by and among Parent, each director and officer of the Company and certain stockholders of the Company (incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K filed by Parent on May 30, 2008).

(d)(3)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Scott Crowder.

(d)(4)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Richard Davidson.

(d)(5)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Alex Fitzpatrick.

(d)(6)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Jeff Kuligowski.

(d)(7)	Form of Employment Agreement, dated as of May 29, 2008, by and between Parent and Richard LaBarbera.

(d)(8)	Mutual Nondisclosure Agreement, dated as of February 7, 2008, by and between Parent and the Company.

(d)(9)	Addendum to Mutual Non-Disclosure Agreement, dated as of April 29, 2008, by and between Parent and the Company.

(d)(10)	Indication of interest letter, dated as of May 20, 2008, from Parent to the Company.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.